SCHEDULE 13D
(Rule 13d-101)

 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Under the Securities Exchange Act of 1934

Petrosearch Energy Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

71675Y100

(CUSIP Number)

David Collins
675 Bering Drive, Suite 200,
Houston, TX 77057
713-961-9337

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 1, 20071

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

________________________
1 Under Rule 13d-3(d)(1)(i) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Act, a person is deemed to be the beneficial owner of a security if he has the right to acquire beneficial ownership of that security within 60 days.  The 8% Secured Convertible Note (the “Note”) purchased under the Note and Warrant Purchase Agreement entered into by and among the Issuer and RCH Petro Investors, LP dated as of February 1, 2007 (the “Note & Warrant Purchase Agreement”), became convertible into 10 million shares of the Issuer’s common stock on November 1, 2007.  The warrant to purchase 5 million shares of the Issuer’s common stock granted under the Note & Warrant Purchase Agreement (the “Warrant”) is exercisable on February 7, 2008.  Therefore, on September 1, 2007, the Reporting Persons (as defined in Item 1) became the beneficial owners of 10 million shares, and on December 7, 2007, of an additional 5 million shares.

CUSIP No.	71675Y100

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Robert J. Raymond

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

		250,000*
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		15,637,548*
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH
REPORTING		250,000*
PERSON	10	SHARED DISPOSITIVE POWER
WITH

		15,637,548*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,887,548*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

Approximately 28.9%*

14	TYPE OF REPORTING PERSON

IN

*  Based on RCH Petro Investors, LP’s right to convert the principal of the Note purchased under the Note & Warrant Purchase Agreement into 10 million shares of common stock on November 1, 2007, its right to purchase 5 million shares of common stock on February 7, 2008 under the Warrant, the issuance of 83,986, 157,407, 177,083 and 219,072 shares of common stock as in kind payments of quarterly accrued interest on April 1, 2007, July 1, 2007, October 1, 2007, and January 3, 2008, respectively, in accordance with the terms of the Note, the purchase by Mr. Raymond in his individual capacity of 250,000 shares of the Issuer’s common stock prior to September 1, 2007, and 39,556,789 shares of common stock outstanding as of September 30, 2007, as reported in Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.  For the purpose of calculating the percentage beneficial ownership approximated in Row 11, the October 1, 2007 and January 3, 2008 issuances, as well as the 15,000,000 shares underlying the Note and Warrant, were added to the 39,556,789 shares of common stock outstanding as of September 30, 2007, amounting to a total of 54,952,944 shares.

CUSIP No.	71675Y100

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

RR Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		15,637,548*
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH
REPORTING
PERSON	10	SHARED DISPOSITIVE POWER
WITH

		15,637,548*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,637,548*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

Approximately 28.5%*

14	TYPE OF REPORTING PERSON

OO

*  Based on RCH Petro Investors, LP’s right to convert the principal of the Note purchased under the Note & Warrant Purchase Agreement into 10 million shares of common stock on November 1, 2007, its right to purchase 5 million shares of common stock on February 7, 2008 under the Warrant, the issuance of 83,986, 157,407, 177,083 and 219,072 shares of common stock as in kind payments of quarterly accrued interest on April 1, 2007, July 1, 2007, October 1, 2007, and January 3, 2008, respectively, in accordance with the terms of the Note, and 39,556,789 shares of common stock outstanding as of September 30, 2007, as reported in Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.  For the purpose of calculating the percentage beneficial ownership approximated in Row 11, the October 1, 2007 and January 3, 2008 issuances, as well as the 15,000,000 shares underlying the Note and Warrant, were added to the 39,556,789 shares of common stock outstanding as of September 30, 2007, amounting to a total of 54,952,944 shares.

CUSIP No.	71675Y100

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

RCH Petro Investors GP, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		15,637,548*
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH
REPORTING
PERSON	10	SHARED DISPOSITIVE POWER
WITH

		15,637,548*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,637,548*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

Approximately 28.5%*

14	TYPE OF REPORTING PERSON

PN

*  Based on RCH Petro Investors, LP’s right to convert the principal of the Note purchased under the Note & Warrant Purchase Agreement into 10 million shares of common stock on November 1, 2007, its right to purchase 5 million shares of common stock on February 7, 2008 under the Warrant, the issuance of 83,986, 157,407, 177,083 and 219,072 shares of common stock as in kind payments of quarterly accrued interest on April 1, 2007, July 1, 2007, October 1, 2007, and January 3, 2008, respectively, in accordance with the terms of the Note, and 39,556,789 shares of common stock outstanding as of September 30, 2007, as reported in Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.  For the purpose of calculating the percentage beneficial ownership approximated in Row 11, the October 1, 2007 and January 3, 2008 issuances, as well as the 15,000,000 shares underlying the Note and Warrant, were added to the 39,556,789 shares of common stock outstanding as of September 30, 2007, amounting to a total of 54,952,944 shares.

CUSIP No.	71675Y100

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

RCH Petro Investors, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		15,637,548*
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH
REPORTING
PERSON	10	SHARED DISPOSITIVE POWER
WITH

		15,637,548*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,637,548*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

Approximately 28.5%*

14	TYPE OF REPORTING PERSON

PN

*  Based on RCH Petro Investors, LP’s right to convert the principal of the Note purchased under the Note & Warrant Purchase Agreement into 10 million shares of common stock on November 1, 2007, its right to purchase 5 million shares of common stock on February 7, 2008 under the Warrant, the issuance of 83,986, 157,407, 177,083 and 219,072 shares of common stock as in kind payments of quarterly accrued interest on April 1, 2007, July 1, 2007, October 1, 2007, and January 3, 2008, respectively, in accordance with the terms of the Note, and 39,556,789 shares of common stock outstanding as of September 30, 2007, as reported in Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.  For the purpose of calculating the percentage beneficial ownership approximated in Row 11, the October 1, 2007 and January 3, 2008 issuances, as well as the 15,000,000 shares underlying the Note and Warrant, were added to the 39,556,789 shares of common stock outstanding as of September 30, 2007, amounting to a total of 54,952,944 shares.

Item 1.	Security and Issuer

This statement on Schedule 13D (“Schedule 13D”) relates to the shares of common stock, par value $0.01 per share (the “Shares”), of Petrosearch Energy Corporation, a Nevada corporation (the “Issuer”), whose principal executive offices are located at 675 Bering Drive, Suite 200, Houston, TX  77057.

Item 2.	Identity and Background

(a)-(c)  This Schedule 13D is filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Act:

(i)	Robert J. Raymond

Robert J. Raymond’s principal business is to be the sole member of RR Advisors.

(i)	RR Advisors, LLC, a Delaware limited liability company (“RR Advisors”)

RR Advisors is an investment advisor registered with the Texas State Securities Board, whose principal business is to act as the general partner and direct the investment activities of certain limited partnerships and serve the limited partners of said limited partnerships, including institutional, corporate, government and high-net worth clients.

(iii)	RCH Petro Investors GP, LP, a Delaware limited partnership (“RCH Petro GP”)

RCH Petro GP was formed to act as the general partner of RCH Petro and owns a 0.1% interest in RCH Petro.

(iv)	RCH Petro Investors, LP, a Delaware limited partnership (“RCH Petro”)

RCH Petro was formed to enter into the Note & Warrant Purchase Agreement with the Issuer and to hold the Note and the Warrant.

Each of Robert J. Raymond, RR Advisors and RCH Petro GP and RCH Petro are together referred to as the “Reporting Persons.”  The business address of each of the Reporting Persons is 200 Crescent Court, Suite 1060, Dallas, Texas 75201.

(d) – (e) During the past five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Robert J. Raymond is a citizen of the United States.

The Reporting Persons have entered into a Joint Filing Statement, dated the date hereof, a copy of which is filed with this Schedule 13D as Exhibit A (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.  Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person.  The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D.  Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers, directors and each person controlling the Reporting Persons, as applicable (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Schedule 1 and is incorporated herein by reference. To the Reporting Persons’ knowledge, none of the Listed Persons have been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to the Note & Warrant Purchase Agreement, RCH Petro agreed to buy and Issuer agreed to sell the Note and the Warrant in consideration for, among other things, the Purchase Price of $10 million in cash paid at closing.  The Note becomes convertible into 10 million Shares upon satisfaction of the conditions described in the Note and the Note and Warrant Purchase Agreement, but, in any event, by November 1, 2007.  The Warrant to purchase 5 million Shares is exercisable on February 7, 2008.  RCH Petro financed the $10 million paid in cash to Issuer at the closing through a combination of equity contributions from its limited partners and its general partner.  Mr. Raymond also purchased 250,000 Shares in his individual capacity from the period of December 18, 2006 through January 10, 2007 his with personal funds.

Item 4.	Purpose of Transaction

The Reporting Persons acquired beneficial ownership of the Shares reported herein solely for investment purposes.  The Reporting Persons may make additional purchases of Shares either in the open market or in private transactions, depending on the Reporting Person’s business, prospects and financial condition, the market for the Shares, general economic conditions, stock market conditions and other future developments.  The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a)	None.

(b)	None.

(c)	None.

(d)	None.

(e)	None.

(f)	None.

(g)	None.

(h)	None.

(i)	None.

(j)            Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the Shares reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer

(a)-(b)    (1)  Robert J. Raymond directly owns 250,000 Shares of the Issuer in his individual capacity.  None of RCH Petro, RCH Petro GP or RR Advisors directly or indirectly beneficially own such securities, and the inclusion of these shares in this report shall not be deemed an admission by said entities of beneficial ownership of such shares for purposes of Section 16 or for any other purpose.  Robert J. Raymond is the sole member of RR Advisors, which is the general partner of RCH Petro GP, which is the general partner of RCH Petro; therefore Robert J. Raymond may be deemed to indirectly possess shared voting and dispositive powers with respect to the Shares beneficially owned by RCH Petro, representing an aggregate of 15,637,548 Shares.  Accordingly, Mr. Raymond possesses either sole or shared voting or dispositive power with respect to an aggregate of 15,887,548 Shares (28.9%).

(2)  RR Advisors does not directly own any securities of the Issuer.  RR Advisors is the general partner of RCH Petro GP, which is the general partner of RCH Petro; therefore RR Advisors may be deemed to indirectly possess shared voting and dispositive powers with respect to the Shares beneficially owned by RCH Petro, representing an aggregate of 15,637,548 Shares (28.5%).

(3)  RCH Petro GP does not directly own any securities of the Issuer.  RCH Petro GP is the general partner of RCH Petro; therefore RCH Petro GP may be deemed to indirectly possess shared voting and dispositive powers with respect to the Shares beneficially owned by RCH Petro, representing an aggregate of 15,637,548 Shares (28.5%).

(4)  RCH Petro directly owns the convertible promissory note purchased under the Note & Warrant Purchase Agreement and had the right to convert the Note into 10 million Shares on November 1, 2007.  RCH Petro also directly owns the Warrant to purchase 5 million Shares, which is exercisable on or after February 7, 2008.  As a result, according to rule 13d-3(d)(1)(i) under the Act, which deems a person the beneficial owner of a security if he has the right to acquire beneficial ownership of that security within 60 days, RCH Petro became the beneficial owner of these 10,000,000 Shares as of September 1, 2007 and an additional 5,000,000 Shares on December 7, 2007.  Additionally, pursuant to the Note, the Issuer is required to make quarterly interest payments to RCH Petro, which the Issuer may elect to pay in Shares.  The Issuer has made four such payments, issuing 83,986, 157,407, 177,083 and 219,072 Shares as quarterly accrued interest payments on April 1, 2007, July 1, 2007, October 1, 2007, and January 3, 2008, respectively, amounting to an aggregate amount beneficially owned by RCH Petro of 15,637,548 Shares (28.5%) as of the time of this filing.

To the knowledge of the Reporting Persons, no individual listed on Schedule 1 other than Robert J. Raymond beneficially owns any Shares.

(c)   No transactions in Shares were effected by the Reporting Persons, or to their knowledge, by any of the persons listed on Schedule 1 hereto, during the past sixty days.

(d)   To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of dividends from, or the power to direct the receipt of proceeds of the sale of the Shares owned by the Reporting Persons.

(e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Joint Filing Statement

The Reporting Persons have entered into a Joint Filing Statement, dated February 1, 2008, a copy of which is filed with this Schedule 13D (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Note & Warrant Purchase Agreement

Pursuant to the Note & Warrant Purchase Agreement, RCH Petro agreed to buy and Issuer agreed to sell the Note and the Warrant that are the subject of this Schedule 13D.

Note

The Note shall mature on the three (3) year anniversary of the date of issuance.  The Note shall be convertible at the sole option of RCH Petro at $1.00/Share at the earlier to occur of (i) one year after the date of issuance or (ii) three months after the date the initial registration statement becomes effective date with the Securities and Exchange Commission.

Registration Rights Agreement

In connection with the transactions referenced herein, the Issuer entered into a registration rights agreement with RCH Petro (the “Registration Rights Agreement”) pursuant to which RCH Petro shall have certain registration rights pursuant to which the Issuer will be required to, among other things, prepare and file a registration statement to effect a registration covering the resale of the Shares issuable upon conversion of the Note and exercise of the Warrant, as the case may be.

Pledge & Security Agreement

In connection with the Note and Warrant Purchase Agreement, the Issuer and RCH Petro entered into that certain Pledge and Security Agreement dated as of February 7, 2007 (the “Pledge & Security Agreement”), pursuant to which the Issuer pledged all capital securities constituting, but not exceeding, a twenty-five percent (25%) ownership interest in Exploration Holding Co., L.L.C. as security for performance of the other obligations described in the Note & Warrant Purchase Agreement, the Note, and the associated transaction documents.

Warrant

The Warrant has a term of three years beginning on the Exercise Date of February 7, 2008, and is exercisable in whole or in part at an exercise price of $1.40 per Share, subject to adjustment for certain dilutive equity issuances and for stock splits, stock dividends, mergers, reclassifications and other similar events.

References to, and descriptions of, the Note & Warrant Purchase Agreement, the Note, the Registration Rights Agreement, the Pledge and Security Agreement and the Warrant as set forth in this Item 6 are qualified in their entirety by reference to the Note and Warrant Purchase Agreement filed as Exhibit 10.1, the 8% Senior Secured Convertible Note filed as Exhibit 10.2, the Registration Rights Agreement filed as Exhibit 10.3, the Pledge & Security Agreement filed as Exhibit 10.4, and the Warrant filed as Exhibit 10.5, all to the Issuer’s Current Report on Form 8-K filed on February 7, 2007, which is incorporated in its entirety in this Item 6.

Item 7.	Material to Be Filed as Exhibits

99.1	Joint Filing Statement (filed herewith).

99.2	Note & Warrant Purchase Agreement (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on February 7, 2007).

99.3	Note (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed on February 7, 2007).

99.4	Registration Rights Agreement (incorporated by reference to Exhibit 10.3 of the Issuer’s Current Report on Form 8-K filed on February 7, 2007).

99.5	Pledge and Security Agreement (incorporated by reference to Exhibit 10.4 of the Issuer’s Current Report on Form 8-K filed on February 7, 2007).

99.6	Warrant (incorporated by reference to Exhibit 10.5 of the Issuer’s Current Report on Form 8-K filed on February 7, 2007).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  February 1, 2008

/s/ Robert J. Raymond
ROBERT J. RAYMOND

RR ADVISORS, LLC

By:	/s/ Robert J. Raymond
Robert J. Raymond
Sole Member

RCH PETRO INVESTORS GP, LP

By:	RR Advisors, LLC, its general partner

	By:	/s/ Robert J. Raymond
Robert J. Raymond
Sole Member

RCH PETRO INVESTORS, LP

By:	RCH Petro Investors GP, LP, its general partner

	By:	RR Advisors, LLC, its general partner

	By:	/s/ Robert J. Raymond
Robert J. Raymond
Sole Member

Schedule 1

Listed Persons

(As of February 1, 2008)

Executive Officers of RR Advisors, LLC

Name:  Robert J. Raymond
Principal Occupation:  Sole Member
Citizenship:  United States
Amount Beneficially Owned:  100%

Name:  W. Mark Meyer
Principal Occupation:  President
Citizenship:  United States
Amount Beneficially Owned:  0%

General Partner of RCH Petro Investors GP, LP

RR Advisors, LLC

General Partner of RCH Petro Investors, LP

RCH Petro Investors GP, LP

* Unless otherwise indicated, the Listed Person has sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Shares.

EXHIBIT INDEX

99.1	Joint Filing Statement (filed herewith).

99.2	Note & Warrant Purchase Agreement (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on February 7, 2007).

99.3	Note (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed on February 7, 2007).

99.4	Registration Rights Agreement (incorporated by reference to Exhibit 10.3 of the Issuer’s Current Report on Form 8-K filed on February 7, 2007).

99.5	Pledge and Security Agreement (incorporated by reference to Exhibit 10.4 of the Issuer’s Current Report on Form 8-K filed on February 7, 2007).

99.6	Warrant (incorporated by reference to Exhibit 10.5 of the Issuer’s Current Report on Form 8-K filed on February 7, 2007).